ANIMAS RESOURCES LTD. TSX-V: ANI 325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7 Telephone: 604-687-6197 Facsimile: 604-688-3392

January 8, 2009                                                                                                                            NR 09-1

Animas Resources Forms Special Committee to Evaluate Business Opportunities and Updates on Cost Reductions, Assay Results and Stock Options

Animas Resources Ltd. (TSX.V: ANI) is pleased to report that management has formed a Special Committee to evaluate potential production scenarios in the Santa Teresa Mining District.  The Special Committee will be charged with evaluating several different possible business scenarios, including possible limited gold production, in conjunction with the new NI 43-101 compliant resource report anticipated to be released in early 2009.  The Special Committee will also be assisting management in reviewing possible strategic partnerships for the district or specific large project areas contained within the district.

The Special Committee will be headed by Dr. Hugh Miller, a mining engineer and Director of Animas Resources, along with members of the Company’s advisory board including Mr. Jerry Hanks, a metallurgist / mining engineer, who worked on Santa Gertrudis for Phelps Dodge at the inception of their gold mining period.

Gregory E. McKelvey, President of Animas Resources, commented “Our focus will continue to be on the exploration and discovery of larger disseminated gold deposits in the district.  Recent geological work supports the existence of three larger thermal zones reasoned to be discreet centers for mineralization.  However, with the current strong gold price that we believe may continue, it is prudent to evaluate all of the Company’s opportunities, including assessing the potential for near term gold production”.

Cost Reductions

The Company has reached tentative agreements with several of the property vendors to delay or defer property payments in 2009. Discussions are continuing with one additional property vendor.  “All the parties involved are totally committed toward focusing our efforts and resources on discovery through field work and testing of the best targets”, said Gregory E. McKelvey.

Animas Resources has also reduced basic wage expenses and is reducing additional expenses in the areas of consulting, access agreements, property payments, and overhead.  While much of the crucial third party consulting that was needed has been done, several of our remaining consultants have reduced their fees in recognition of the ongoing financial problems in the economy and as a result of their commitment to the project.

Assay Results

Assay results have taken far longer than Animas Resources management finds acceptable.  In early September Animas performed a detailed process review of the assay lab and it was apparent that the assay lab was not operating in the agreed upon time frame.  The decision was made in early September to move the completed drill holes to be assayed by a new lab in Tucson.  The remaining 13 holes in the drill program where delivered on an ongoing bases through mid-November to the new lab.  Five holes have been reported and the Company’s QP now has most of the data needed for five additional holes that will be released shortly.  Animas Resources has been promised that the Company’s assays should now be received for the remaining holes over the next 30 days.

Gregory E McKelvey President of Animas Resources commented “I accept full responsibility for the delays caused by these laboratories and while we find the situation totally unacceptable to the point we will modify our practices accordingly, we are comfortable with the quality of the data. Our QA/QC program is working well and while the results are late, they are not in question. Quality is cornerstone in assay results, above all else”.

Company Stock Options

The Board of Directors of Animas Resources has elected not to re-price any outstanding stock options at this time despite the fact that these options were priced prior to the general market turmoil that has decreased asset values in all industries.  Management is committed to the long-term prospects of the Company and this best aligns their interest with shareholders.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 624 square kilometer land holding.  The Company also controls the 294 square kilometer Shirley exploration concession in the Bacanuchi area of Northern Mexico.  Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.  The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future press releases at www.animasresources.com.

“Gregory E. McKelvey”

 Gregory E. McKelvey, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com).  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.